Exhibit 99.1

FIRST PHOSPHATE CORP.

(First Potash Corp.)

Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

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FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL
STATEMENTS

The accompanying unaudited condensed interim financial statements of First Phosphate Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. These financial statements, along with the accompanying notes, have been approved by the Company’s audit committee

In accordance with Canadian Securities Administrators National Instruments 51-102, the Company discloses that these unaudited condensed interim financial statements have not been reviewed by the Company’s auditors.

Approved and authorized by the Board of Directors on January 29, 2025.

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

AS AT

Assets	November 30, 2024 $	February 29, 2024 $
Current Assets
Cash and cash equivalents (Note 5)	149,983	7,496,238
Restricted cash (Note 5)	35,000	25,000
Prepaid expenses (Note 6)	64,566	411,438
Tax credits recoverable (Note 9)	1,126,277	—
Amounts receivable	36,952	640,687
	1,412,778	8,573,363
Non-Current Assets
Investments (Note 7)	138,098	132,988
Prepaid financing expense (Note 8)	359,185	731,673
Exploration and evaluation assets (Note 9)	3,591,734	3,557,734
	4,089,017	4,422,395

Total Assets	5,501,795	12,995,758

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	306,960	2,532,332
Flow-through share premium liability (Note 10)	129,342	1,151,052
Total Liabilities	436,302	3,683,384

Shareholders’ Equity
Capital stock (Note 11)	27,484,724	26,342,634
Contributed surplus (Note 11)	5,423,046	4,917,414
Shares to be issued (Note 11)	143,597	—
Deficit	(27,985,874)	(21,947,674)
Total Shareholders’ Equity	5,065,493	9,312,374

Total Liabilities and Shareholders’ Equity	5,501,795	12,995,758

Nature of operations (Note 1)

Going concern (Note 2)

Approved and authorized by the Board of Directors on January 29, 2025.

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended		For the nine months ended
	November 30, 2024 $	November 30, 2023 $	November 30, 2024 $	November 30, 2023 $
Expenses
Mining exploration and metallurgy expense (Note 9)	890,243	55,142	3,943,631	1,210,513
Share based compensation (Notes 11 and 12)	488,082	307,346	1,676,069	737,578
Business development	193,815	109,663	464,349	699,033
Professional fees (Note 11)	30,610	176,915	333,161	797,296
Research and development expenses	17,786		17,786
General and administrative expenses	60,568	30,438	194,940	131,685
Regulatory and compliance expenses	14,530	21,957	127,030	115,440
Consulting fees	(21,833)	85,611	43,967	399,801
Management fees	—	117,000	—	423,000
Directors’ fees	—	54,000	10,000	140,400
Total expenses	1,673,801	958,072	6,810,933	4,654,746

Other income/(expenses)
Interest income	1,746	7,874	118,401	19,971
Financing expense (Notes 8 and 11)	(119,729)	—	(372,488)	—
Gain on amortization of flow-through share premium liability (Note 10)	109,124	3,608	1,021,710	107,054
Unrealized gain on investments (Note 7)	674	—	5,110	—
Net loss and comprehensive loss	(1,681,986)	(946,590)	(6,038,200)	(4,527,721)

Loss per common share – basic and diluted	(0.02)	(0.02)	(0.08)	(0.09)

Weighted average number of common shares outstanding – basic and diluted	76,157,398	53,187,984	75,171,163	51,412,795

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

For the nine months ended November 30, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 28, 2023	48,318,722	16,923,000	2,086,279	68,257	(13,655,206)	5,422,330
Units issued in private placements	3,074,592	1,754,980	584,172	—	—	2,339,152
Flow-through share premium liability	—	(186,938)	—	—	—	(186,938)
Share issuance costs	—	(111,138)	—	—	—	(111,138)
Shares and warrants issued for finders’ fees	42,857	(16,338)	16,338	—	—	—
Shares issued for acquisition of exploration and evaluation assets	27,173	22,825	—			22,825
Shares issued on exercise of warrants	249,863	94,205	(7,816)	(68,257)	—	18,132
Share based compensation	—	—	964,078	—	—	964,078
Shares issued upon exercise of restricted share units	593,828	226,500	(226,500)	—	—	—
Shares issued for settlement of debt	179,104	60,000	—	—	—	60,000
Shares issued for settlement of accounts payable	1,289,147	489,876	—	—	—	489,876
Net loss for the period					(4,527,721)	(4,527,721)
Balance, November 30, 2023	53,775,286	19,256,972	3,416,551	—	(18,182,927)	4,490,596

Balance, February 29, 2024	73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374
Shares issued for business development	200,000	60,000	—	—	—	60,000
Share based compensation	—	—	1,532,472	143,597	—	1,676,069
Shares issued for acquisition of exploration and evaluation assets	200,000	34,000	—	—	—	34,000
Shares issued for settlement of debt	83,334	21,250	—	—	—	21,250
Shares issued upon exercise of restricted share units	2,928,696	1,026,840	(1,026,840)	—	—	—
Net loss for the period	—	—	—	—	(6,038,200)	(6,038,200)
Balance, November 30, 2024	77,198,802	27,484,724	5,423,046	143,597	(27,985,874)	5,065,493

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the nine months ended
	November 30, 2024 $	November 30, 2023 $
Operating Activities
Net loss for the period	(6,038,200)	(4,527,721)
Non-cash expense:		—
Share based compensation	1,676,069	964,078
Financing expense	372,488	—
Shares issued for business development	60,000	—
Gain on amortization of flow-through share premium liability	(1,021,710)	(107,054)
Unrealized gain on investments	(5,110)	—
Changes in non-cash working capital items:		—
Amounts receivable	603,735	(72,806)
Tax credits recoverable	(1,126,277)	—
Prepaid expenses	346,872	597,585
Accounts payable and accrued liabilities	(2,204,122)	630,539
Restricted cash	(10,000)	10,000
Net cash used in Operating Activities	(7,346,255)	(2,505,379)

Financing Activities
Issuance of shares and warrants	—	2,339,152
Share issue costs	—	(111,138)
Issuance of shares via exercise of options and warrants	—	18,132
Net cash provided by Financing Activities	—	2,246,146
Net decrease in cash for the period	(7,346,255)	(259,233)
Cash and cash equivalents, beginning of the period	7,496,238	1,180,318
Cash and cash equivalents, end of the period	149,983	921,085

(Unaudited) Bégin-Lamarche

Supplemental cash flow information
Shares issued for mineral property finder's fees	—	21,857
Recognition of flow-through liability	—	186,938
Purchase of exploration and evaluation assets by issue of shares	34,000	22,825
Shares issued for settlement of debt	21,250	60,000
Warrants issued for finder’s fees	—	16,338
Shares issued for settlement of accounts payable	—	489,876
Shares issued upon exercise of restricted share units	1,026,840	226,500

The Company paid $nil in taxes and $ 10,163 in interest in the nine months ended November 30, 2024 (2023 - $nil and $1,608).

The Company received $118,401 in interest income in the nine months ended November 30, 2024 (2023 - $19,971).

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(unaudited)

1. Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec and related business processes for the production of phosphoric acid and cathode active material (“CAM”) for use in lithium iron phosphate (“LPF”) batteries for the electric vehicle industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange.

2. Going Concern

These financial statements have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Accordingly, it does not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material. The ability of the Company to continue as a going concern is dependent on its ability to continue to obtain equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

As of November 30, 2024, the Company had accumulated losses of $27,985,874 since its inception and had negative cash flows from operating activities of $7,346,255 for the nine months then ended. Furthermore, the Company expects to incur further losses in the development of its business. These factors represent material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(unaudited)

3. Basis of Presentation

(a) Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 29, 2024 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 29, 2024. These unaudited condensed interim financial statements follow the same accounting policies and methods of application as the annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on January 29, 2025.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

4. Material Accounting Policy Information

In preparing the Company’s condensed interim financial statements for the nine months ended November 30, 2024, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 and 4 of its financial statements for the year ended February 29, 2024.

Accounting Pronouncements Adopted in the Period

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Deferral of Effective Date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(unaudited)

These amendments:

-    specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

-     provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

-    clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one period to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. Management has determined that the amendment does not have a material impact on its financial statements.

Recent Accounting Pronouncements

IFRS 18: Presentation and disclosure in the financial statements.

In April 2024, IASB issued IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1 Presentation of Financial Statements as the primary source of requirements in IFRS accounting standards for financial statement presentation.

This standard introduces:

-	three defined categories for income and expenses (operating, investing and financing) and requiring companies to provide new defined subtotals, including operating profit;

-	enhanced transparency of management-defined performance measures requiring companies to disclose explanations of those company-specific measures related to the statement of earnings; and

-	enhanced guidance on how companies group information in the financial statements, including guidance on whether information is included in the financial statements or is included in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted, and is to be applied retrospectively for comparative periods. The Company has not yet determined the impact of this standard on its financial statements.

5.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $149,983 (February 29, 2024 - $896,238) and investments in guaranteed investment certificates (“GIC”) of $ 0 (February 29, 2024 - $6,600,000).

Restricted cash is comprised of $35,000 investment in a GIC (February 29, 2024 - $25,000). The GIC is a one-year cashable term with a maturity date of April 03, 2025, earning annual interest of 4.75% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(unaudited)

6.	Prepaid Expenses

Prepaid expenses are comprised of the following:

	November 30, 2024 $	February 29, 2024 $
Excess payments made to credit cards	—	2,973
Expenses paid in advance:
Business development	24,540	219,794
Mining exploration and metallurgy	—	86,195
Professional fees	—	22,328
General administrative expenses	11,737	40,148
Regulatory and compliance expenses	19,956	—
Consulting fees	8,333	40,000
Total	64,566	411,438

7.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with Integrals Power Limited (“IPL”) under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000 tonnes of lithium iron phosphate (“LFP”) cathode active materials (“CAM”) for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000 tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$

Balance, February 28, 2023	83,060
Gain on foreign currency translation	—
Balance, November 30, 2023	83,060

Balance, February 29, 2024	132,988
Gain on foreign currency translation	5,110
Balance, November 30, 2024	138,098

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

8.	Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 until September 30, 2025. The Company issued 5,250,000 share purchase warrants as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately and the balance would vest upon utilization of the facility. The fair value of the vested warrants was estimated to be $798,188 (Note 13) and is being amortized over the term of the Credit Facility until September 1st 2025. The remaining warrants vest as advances are taken under the Credit Facility. Until the report date the company has not drawn down on the facility.

A continuity of the prepaid financing expense is as follows:

$
Balance, February 28, 2023	—
Balance, November 30, 2023	—

Balance, February 29, 2024	731,673
Amortization for the period	(372,488)
Balance, November 30, 2024	359,185

9.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the nine months ended November 30, 2024:

	Lac`a l'Orignal (a) $	Begin- Lamarche area Flagship area (b) $	Bluesky area (c) $	Total $
Balance as of February 28, 2023	3,270,709	264,200	109,325	3,644,234
Acquisition costs	—	22,825	—	22,825
Balance as of November 30, 2023	3,270,709	287,025	109,325	3,667,059

Balance as of February 29, 2024	3,270,709	287,025	—	3,557,734
Acquisition costs	—	34,000	—	34,000
Balance as of November 30, 2024	3,270,709	321,025	—	3,591,734

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

The Company expenses non-acquisition exploration and evaluation expenditure to profit and loss. This is presented as mining exploration and metallurgy expense (recovery) in the statement of loss and comprehensive loss. The following table details such expenditure:

	Lac `a l'Orignal (a) $	Begin-Lamarche area Flagship area (b) $	Bluesky area (c) $	Total $

Survey, drilling & geophysics	590,416	175,519	10,495	776,430
Metallurgical testing	—	434,083	—	434,083
For the nine months ended November 30, 2023	590,416	609,602	10,495	1,210,513

Consulting	80,000	89,405	—	169,405
Survey, drilling & geophysics	—	1,548,806	—	1,548,806
Metallurgical testing	—	3,889,174	—	3,889,174
Tax credits relating to resources	(158,703)	(1,505,051)	—	(1,663,754)
For the nine months ended November 30, 2024	(78,703)	4,022,334	—	3,943,631

(a)	Lac `a l'Orignal

The Lac `a l'Orignal properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

(b)	Begin-Lamarche flagship area

The Begin–Lamarche flagship properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

On March 10, 2023, the Company added to its Begin-Lamarche area and acquired 13 mineral claims in this area for a total consideration of $22,825 through the issuance of 27,173 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

On July 10, 2024, the Company acquired 15 mineral claims in this area for a total consideration of $34,000 through the issuance of 200,000 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

(c)	Bluesky Area

The Bluesky properties consist of a series of staked claims. These properties are in the early exploration stage. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

The Bluesky properties are fully impaired as management has decided not to renew its claims as it is directing its resources to the other mineral properties. Management believes that technical feasibility and commercial viability would come demonstrably quicker for one of the other properties (Lac à l’Orignal or Bégin-Lamarche) as opposed to the Bluesky properties.

The Company is entitled to refundable tax credits and tax credits on qualified exploration expenditures incurred in Quebec. Of the $1,663,754, $312,913 relates to qualified expenditures incurred in Quebec in the year ended February 28, 2023, $232,347 relates to qualified expenditures incurred in Quebec in the year ended February 29, 2024 and $1,118,494 relates to qualified expenditures incurred in Quebec in the nine months ended November 30, 2024.

In October 2024, the Company received $311,948 and $232,517 of the outstanding 2023 and 2024 Quebec tax credits receivable, respectively.

10.	Flow-Through (“FT”) Share Premium Liability

	For the nine months ended November 30
	2024 $	2023 $
Balance, beginning of the period	1,151,052	91,333
Liability incurred through flow-through shares issued	—	186,938
Amortization for the period	(1,021,710)	(107,054)
Balance, end of the period	129,342	171,217

As of November 30, 2024 $ 646,711 remains to be spent on qualifying expenditures (November 30, 2023 - $nil).

11.	Share Capital and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

Capital transactions are as follows:

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

During the nine months ended November 30, 2024

(a)	On April 5, 2024, the Company issued 84,615 common shares upon the exercise of restricted share units (“RSUs”) for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(b)	On April 16, 2024, the Company issued 200,000 common shares pursuant to the signing of a collaboration agreement with respect to its proposed phosphate mine and LFP CAM plant project in the Saguenay-Lac-Saint-Jean region of Quebec, Canada, with a fair value of $60,000.

(c)	On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $301,418 and was reclassified upon exercise from contributed surplus to capital stock.

(d)	On July 10, 2024, the Company acquired 15 additional mineral claims in the Begin-Lamarche area by the issue of 200,000 common shares with a fair value of $34,000.

(e)	On July 11, 2024, the Company issued 84,615 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(f)	On July 31, 2024, the Company issued 28,000 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $6,720 and was reclassified upon exercise from contributed surplus to capital stock.

(g)	On August 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 452,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $331,308 and was reclassified upon exercise from contributed surplus to capital stock.

(h)	On October 2, 2024, the Company issued 83,334 common shares to settle a debt to a consultant. The fair value of the common shares on the grant date was computed as $21,250 at $0.255 per share.

(i)	On November 30, 2024, the Company issued 471,000 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 541,100 common shares due to the exercise of RSUs for services received from consultants. The aggregate fair value of the RSUs on the grant date was computed as $321,394 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

During the nine months ended November 30, 2023

(j)	On March 1, 2023, the Company issued 184,480 common shares, on the exercise of warrants and $68,257 was reclassified from shares to be issued to capital stock. On March 9, 2023, the Company issued 53,760 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $13,440. The fair value of warrants on the grant date was computed as $7,215 and was reclassified upon exercise from contributed surplus to capital stock.

(k)	On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area (see note 11(b)).

(l)	On April 24, 2023, the Company issued 1,205,217 units at $0.70 per unit for gross proceeds of $843,652. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 24, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

(m)	On April 24, 2023, the Company issued 1,869,375 FT units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-FT share at a price of $1.25 until April 24, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 FT premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

(n)	On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $36,218 with respect to the above private placements.

(o)	On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share for gross proceeds of $3,572, on the exercise of warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

(p)	On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $600 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

(q)	On June 28, 2023, the Company settled an amount owed for services through the issuance of 179,104 common shares at $0.335 per share.

(r)	On September 1, 2023, the Company settled $193,200 owed to its directors and officers through the issuance of 508,421 common shares at $0.38 per share. The Company also settled $296,676 owed for services through the issuance of 780,726 common shares at $0.38 per share.

(s)	On November 30, 2023, the Company issued 450,001 common shares due to the exercise of RSUs for services received from its officers and directors. The Company also issued 143,827 due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $226,500 and was reclassified upon exercise from contributed surplus to capital stock.

Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaces the 2022 Plan and establishes an RSU and option plan providing the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees, and consultants. It is a long-term incentive plan that permits the grant of options and RSUs (together, the “Awards”). The purpose of the plan is to promote share ownership of eligible individuals to align the interests of such individuals with the interest of the Company’s shareholders.

Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants shall be entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten periods from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

Restricted Share Units

On April 30, 2024, a consultant to the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

On May 7, 2024, two consultants to the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

On July 10, 2024, a consultant to the Company was granted an amount of 175,000 RSUs. The RSUs vest as follows: (i) 25,000 on August 31, 2024, (ii) 75,000 on November 30, 2024, and (iii) 75,000 on February 28, 2025.

On September 1, the Company announced the appointment of Peter J.F. Nicholson to the board of directors effective that day to fill the vacancy created by the resignation of ex-director Marc Branson effective on the same day. A director to the Company was granted an amount of 150,000 RSUs. The RSUs vest as follows: (i) 75,000 on November 30, 2024, and (ii) 75,000 on February 28, 2025.

On September 30, 2024, consultants to the Company were granted an aggregate of 358,000 RSUs. The RSUs vest as follows: (i) 179,000 on November 30, 2024, and (ii) 179,000 on February 28, 2025.

On November 1, 2024, a consultant to the Company was granted an amount of 60,000 RSUs. The RSUs vest as follows: (i) 60,000 on February 28, 2025.

The following details the changes in outstanding RSUs for the nine months ended November 30, 2024:

Number of RSUs
Outstanding, March 1, 2023	—
Granted during the period	1,356,886
Vested and exercised during the period	(593,828)
Outstanding, November 30, 2023	763,058

Outstanding, March 1, 2024	3,074,298
Granted during the period	1,173,000
Vested and exercised during the period	(2,928,696)
Cancelled during the period	(246,500)
Outstanding, November 30, 2024	1,072,102

The following is a summary of RSUs outstanding and exercisable as of November 30, 2024:

Expiry date	Number of RSUs outstanding	Number of RSUs exercisable
December 15, 2026	396,002	—
December 15, 2027	676,100	—
	1,072,102	—

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

For the nine months ended November 30, 2024, the Company recorded $ 969,879 of share-based compensation related to the vesting of RSUs (2023 - $360,894).

Options

On April 16, 2024 an advisor to the Company was granted 250,000 options. The options vest as follows: i) 25% on September 30 2024; (ii) 25% on March 21 2025 ; (iii) 25% on September 30 2025; and (iiii) the remaining options vest on March 31 2026.

On July 10, 2024 a consultant to the Company was granted 150,000 options that vest every six months starting December 31, 2024.

The following details the changes in outstanding options for the nine months ended November 30, 2024:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2023	6,225,000	0.30
Issued during the period	1,732,000	0.70
Cancelled during the period	(849,000)	0.61
Outstanding, November 30, 2023	7,108,000	0.36

Outstanding, February 29, 2024	9,893,000	0.37
Issued during the period	400,000	0.40
Forfeited during the period	(1,393,000)	0.40
Expired during the period	(25,000)	0.70
Outstanding, November 30, 2024	8,875,000	0.36

The following is a summary of options outstanding and exercisable as of November 30, 2024:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	2,775,000	2,775,000	0.25	1.23
February 22, 2026	2,550,000	2,550,000	0.35	1.23
September 1, 2026	750,000	625,000	0.70	1.75
December 29, 2026	300,000	75,000	0.40	2.08
April 16, 2027	250,000	62,500	0.40	2.38
July 31, 2027	150,000	0	0.40	2.67
December 29, 2028	2,100,000	525,000	0.40	4.08
	8,875,000	6,612,500

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

For the nine months ended November 30, 2024, the Company recorded $ 562,593 of share based compensation related to the vesting of options (2023 - $ 603,184). The fair value of options was determined based on the Black-Scholes pricing model, with the following inputs:

Weighted Averages	Issued on April 16, 2024	Issued on July 10,2024
Share price	$0.30	$0.17
Dividend yield	Nil	Nil
Exercise price	$0.40	$0.40
Risk-free interest rate	4.09%	3.75%
Expected volatility	100%	100%
Expected expiration	3.00	3.06

Warrants

The following details the changes in outstanding warrants for the nine months ended November 30, 2024:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 28, 2023	6,547,477	0.49
Issued during the period	1,607,789	1.25
Exercised during the period	(65,383)	0.28
Outstanding, November 30, 2023	8,089,883	0.65

Outstanding, February 29, 2024	16,962,927	0.54
Cancelled during the period	(80,640)	0.25
Outstanding, November 30, 2024	16,882,287	0.54

The following is a summary of warrants outstanding and exercisable as of November 30, 2024:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2025	10,024,498	10,024,498	0.50	1.08
April 24, 2026	1,607,789	1,607,789	1.25	1.42
December 30, 2028	5,250,000	2,625,000	0.40	4.08
	16,882,287	14,257,287

Shares to be issued

Under the collaboration agreement signed on April 9, 2024 for the exploration and development expenditures undertaken by the Company on the First Nation's lands shares are issuable to Pekuakamiulnuatsh First Nation on November 30, 2024 at the value of $143,597. The 574,389 shares issued on December 31, 2024 at the price of $0.25 per share. Each year, 2.5% of the expenses related to the exploration and development activities carried out (drilling and related work) on the territory between January 1st and December 31st of each year shall be paid to the First Nation in in the form of common shares of the company based on the market price of the shares on December 31st of the year in question. Before January 20 of each new year and until the impact and benefit agreement (ERA) is signed, First Phosphate will pay at least the minimum annual amount of 100,000 shares per year.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

12.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the three months ended		For the nine months ended
	November 30, 2024 $	November 30, 2023 $	November 30, 2024 $	November 30, 2023 $
Share based compensation	162,219	135,210	899,829	421,197
Management fees	—	117,000	—	423,000
Professional fees	—	—	—	125,000
Directors’ fees	10,000	54,000	10,000	140,400
Financing fees	119,728	—	372,487	—
Consulting fees	—	—	—	30,000
	291,947	306,210	1,282,316	1,139,597

The financing fees relate to the amortization of the value of warrants granted by the Company to officers and directors pursuant to the Credit Facility (see also Note 8).

There are no amounts owed to related parties as of November 30, 2024.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

13.	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	As of November 30, 2024

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	149,983	—	—	149,983
Long-term investments			138,098	138,098

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $ 184,983. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

As of November 30, 2024, the Company had $149,983 in cash and cash equivalents, $ 35,000 in restricted cash, $1,163,229 of near term Q2 2025 government receivables and $ 306,960 in financial liabilities. In December 2024 the company successfully raised $2.7M in a private placement through equity issuance (See subsequent events for more details). As of January 28, 2025, the Company had cash and near term cash receivables of $3,259,645. This is comprised of $2,064,004 of cash, $35,000 of restricted cash and $1,160,641of near term Q2-2025 government receivables. The Company also has a $2.1 million line of credit available to it from three of its principal directors which has not been drawn on to date.

The Company has no financial liabilities with a contractual maturity greater than one period. As of November 30, 2024, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of November 30, 2024, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,380. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

14.	Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the nine-month period ended November 30, 2024. The Company is not subject to externally imposed capital requirements.

15.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company's operations and long-lived assets for the nine months ended November 30, 2024 were in Canada.

16.	Subsequent Events

(a) Private placement -

On December 31,2024 the Company completed a non-brokered private placement (the “Offering”) in the amount of $ $2,695,460. The private placement consisted of:

1.  7,448,455 flow-through shares of the Company at a price of $0.35 per share (the "Flow-Through Offering") ; and

2.  252,857 units of the Company at a price of $0.35 per share, with each unit comprised of: (i) one common share , and (ii) one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per Share until December 31, 2025, subject to an accelerated expiry date .

The gross proceeds of the Flow-Through Offering are to be used to incur "Canadian exploration expenses" that are "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) related to the Company's projects in Québec.

In connection with the Offering, the Company issued 230,948 shares, and 230,949 warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date.

Each Compensation Warrant shall entitle the holder thereof to acquire one (1) Common Share at a price of $0.50 per Common Share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company can accelerate the expiry date of the issued warrants to the date that is 30 days following the date of such press release (“Accelerated Expiry Date”).

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

November 30, 2024

(Expressed in Canadian Dollars)

(Unaudited)

A director of the Company purchased 285,714 under the Flow-Through Offering.

(b) Issuance of RSU’s –

On January 1, 2025 the Company granted 3,100,000 RSUs to directors, management and staff of the Company as part of year end bonus compensation. The RSUs vested on January 1, 2025.

On January 1, 2025 the Company granted 70,000 RSUs to a consultant In consideration for providing the Services. The RSUs will vest on February 28, 2025.

(c)Issuance of shares to First Nation –

On December 31, 2024, the Company issued: 574,389 shares to Pekuakamiulnuatsh First Nation under the collaboration agreement signed on April 9, 2024 for the exploration and development expenditures undertaken by the Company on the First Nation's lands.

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